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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G
                                (Rule 13d-102)



                   Under the Securities Exchange Act of 1934
                             (Amendment No._____)*


                                 PEAPOD, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

 Common Stock, par value $.01 per share, including associated preferred stock purchase rights
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  704718 10 5
                        ------------------------------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [_] Rule 13d-1(c)

     [X] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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13G
  CUSIP NO. 704718 10 5                                          Page 2 of 5
            -----------                                          Pages


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      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Andrew B. Parkinson

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
      Not Applicable                                            (b) [_]

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      SEC USE ONLY
 3


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      U.S. Citizen

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                          SOLE VOTING POWER
                     5
     NUMBER OF            1,062,837 Shares*

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,062,837 Shares*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0

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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      1,062,837 Shares*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)

      Not Applicable

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      5.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12
      IN

------------------------------------------------------------------------------

* Includes 5,288 shares which are held in trust for the benefit of Mr. Parkinson's nephew and with respect to which Mr. Parkinson serves as trustee. Mr. Parkinson disclaims beneficial ownership with respect to such shares. Also includes 213,303 shares issuable pursuant to options that are exercisable within 60 days.


                                       2
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Item 1

     (a) Name of Issuer

         Peapod, Inc.

     (b) Address of Issuer's Principal Executive Offices

         9933 Woods Drive, Skokie, Illinois 60077

Item 2

     (a) Name of Person Filing

         Andrew B. Parkinson

     (b) Address of Principal Business Office or, if none, Residence

         9933 Woods Drive, Skokie, Illinois 60077

     (c) Citizenship

         U.S. Citizen

     (d) Title of Class of Securities

         Common Stock, par value $.01 per share, including associated preferred stock purchase rights.

     (e) CUSIP Number

         704718 10 5

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        NOT APPLICABLE

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,062,837 Shares*

     (b)  Percent of class: 5.8%

     (c)  Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote - 1,062,837 Shares*

          (ii)  Shared power to vote or to direct the vote - 0

          (iii) Sole power to dispose or to direct the disposition of - 1,062,837 Shares*

          (iv)  Shared power to dispose or to direct the disposition of - 0


* Includes 5,288 shares which are held in trust for the benefit of Mr. Parkinson's nephew and with respect to which Mr. Parkinson serves as trustee. Mr. Parkinson disclaims beneficial ownership with respect to such shares. Also includes 213,303 shares issuable pursuant to options that are exercisable within 60 days.


                                       3
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Item 5.  Ownership of Five Percent or Less of a Class.

         NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group.

         NOT APPLICABLE

Item 9.  Notice of Dissolution of a Group.

         NOT APPLICABLE

Item 10. Certifications.

         NOT APPLICABLE



                                       4
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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 14, 2001
                                              ----------------------------------
                                                            Date

                                                   /s/ Andrew B. Parkinson
                                              ----------------------------------
                                                          Signature

                                                      Andrew B. Parkinson
                                              ----------------------------------
                                                          Name/Title




                                       5